VIA EDGAR: VIA FORM RW
11-14-2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
 Entrex Production and Installation Company, Inc
Application for Withdrawal on Form RW for File Number: 24-12528

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933,
as amended (the Securities Act), Entrex Production and
 Installation Company, Inc (the Company) respectfully
requests that the Securities and Exchange Commission
(the Commission) consent to withdraw the Offering
Statement (Regulation A) submitted 10-28-2024 which
was filed in error.

The Company requests withdrawal of the 10/28/2024
(file number 024-12528 Accession Number 00014) which
was filed with errors.  The filing erroneously was
submitted with the incorrect File Number as an initial
1A, creating the new Filing Number (File 024-12528),
while it should have been filed as amended (1AA) to
file number 024-12495 (Filed properly 10/29/2024 -
024-12495 Accession number Accession Number 00017).

Please excuse this error as some confusion, on our part.

Accordingly, the Company hereby respectfully requests that
the withdrawal of this submission as of the date herein.
If you require additional information,
please do not hesitate to contact the undersigned at
(954) 856-6659.
Regards,

      /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer